Exhibit 99.1

News Release

Stantec -Jacobs team selected by US Army Corps of Engineers to design

$1.9 billion levee and floodwall system along Texas coastline

The nearly 27-mile system will provide coastal storm risk management and ecosystem restoration for the southeastern part of the Greater Houston area

Edmonton, AB; New York, NY (February 6, 2020) TSX, NYSE:STN

Stantec and Jacobs, operating as the Galveston Coastal Services Joint Venture, have been selected by the US Army Corps of Engineers, Galveston District, to design a 26.7-mile-long levee and floodwall system along the coastline near Galveston, Texas. The eight-year, $1.9 billion construction effort, known as the Orange County Coastal Storm Risk Management (or simply “Orange”), will increase the area’s preparedness to respond to natural disasters and disturbances. It will also increase resistance to long-term impacts due to climate change – including sea level rise, land subsidence, increased frequency of abnormally heavy rainfall events, and regional drought.

Orange centers on a stretch of the upper Texas coast from Sabine Pass to Galveston Bay, and includes Gulf and bay waters, barrier islands, marshes, coastal wetlands, rivers and streams, and adjacent areas that make up the interrelated coastal area. This area is one repeatedly at risk from substantial wind and surge damage. The resulting shoreline erosion has caused the destruction of nationally significant wetlands, land loss, and damage to homes, commercial property, and State Highway 87. Over the past 10 years, the area has been altered both physically and economically by extreme weather events such as Hurricane Harvey, which caused billions in damages.

The project outcomes are designed to harden coastal facilities and infrastructure on which many energy systems, markets, consumers, and residents depend. Texas, along with Louisiana, Mississippi, and Alabama, are home to more than 80 percent of the nation’s energy resources. Within the greater Houston Metropolitan area alone, there are nearly seven million people, three airports that serve more than 58 million passengers a year, and more than 575 miles of highways.

“The economics of flood risk reduction are changing, and proactive measures are critical to a community’s social and economic resilience strategy. For each dollar spent on resilient building and construction, six dollars are saved in recovery costs,” said John Montgomery, Stantec senior vice president and sector leader for Water Resources. “It is exciting to be selected to drive the design and delivery of this important project that will soon become a part of the fabric of the Gulf Coast. Our JV consists of leading project management expertise with a track record of delivering large-scale infrastructure projects that will reduce the impacts of disasters and fortify our domestic energy security.”

Measurable Impact

Orange consists of seven design packages for coastal storm risk management from the edge of the Sabine and Neches River floodplains to the vicinity of Orangefield, Texas. The project will include:

•	15.6 miles of new levees,

•	10.7 miles of new concrete floodwalls and gates,

•	7 new pump stations to mitigate interior flooding during surge events,

•	453 acres of marsh restored through a mitigation plan, and

•	560 acres of forested wetlands preserved.

Also encompassing navigable sector gates to reduce surge penetration, this project is one of many coastal storm risk management measures for the region designed to combat these increasingly frequent historical storm conditions.

“A fundamental element of Jacobs’ purpose is helping clients solve some of the toughest problems, and Orange – a strategically important resiliency investment by USACE – is a prime example of such a project and an early step in a larger overall national civil works investment strategy that Jacobs will support, leveraging our specialized capabilities in sustainable and resilient infrastructure planning and design,” said Jacobs Senior Vice President of Federal & Environmental Solutions Pankaj Duggal. “Essentially, we are creating a coastal spine that will help protect the Texas coast, providing a solution that not only benefits this area long-term, but the millions of people and businesses in this region that are most impacted by weather.”

Approximately 540 JV and partner staff across multiple disciplines will execute and deliver the design packages in roughly 18 to 24 months. In addition to the Stantec-Jacobs team, this partnership includes 20 local, small business enterprises representing 40 percent of the design budget. Construction is anticipated to begin in 2022 and project completion is expected in 2026.

This project was authorized under the Sabine Pass to Galveston Bay Study. The U.S. Army Corps of Engineers Galveston District and the Texas General Land Office completed the Sabine Pass to Galveston Bay Coastal Storm Risk Management Project study in Dec. 2017, which examined coastal storm risk management approaches for the Sabine and Brazoria regions. The study recommended constructing new levees in Orange County and raising the existing levees in Port Arthur and Vicinity and Freeport and Vicinity Hurricane Flood Protection System to reduce the risks of tropic storm surge. The project is currently in the design phase and is subject to change.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About Jacobs

At Jacobs, we’re challenging today to reinvent tomorrow by solving the world’s most critical problems for thriving cities, resilient environments, mission-critical outcomes, operational advancement, scientific discovery and cutting-edge manufacturing, turning abstract ideas into realities that transform the world for good. With $13 billion in revenue and a talent force of approximately 52,000, Jacobs provides a full spectrum of professional services including consulting, technical, scientific and project delivery for the government and private sector. Visit jacobs.com and connect with Jacobs on Facebook, Instagram, LinkedIn and Twitter.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Stantec Media Contact

Danny Craig

Stantec Media Relations

Ph: 949-923-6085

danny.craig@stantec.com

Jacobs Media Contact

Kerrie Sparks

Ph: 214-583-8433

Stantec Investor Relations Contact

Cora Klein

Ph: 780-969-2018

cora.klein@stantec.com

Design with community in mind